FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2011

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Limited Fine Paper Europe

Announcement

Sappi Fine Paper Europe envisages the closure of its Biberist Mill in Switzerland in response to market conditions and sustained increases in input costs and begins consultations

31 March 2011

Brussels, 31 March 2011 - Sappi Fine Paper Europe envisages the closure of its Biberist Mill in Switzerland in response to market conditions and sustained increases in input costs and begins consultations

As a result of continued overcapacity in the European Coated and Uncoated Fine Paper markets, it has not proved possible to recover the sharply increased costs of raw material and energy over recent years. Sappi has therefore undertaken a review of its European production activities.

Despite our best efforts to curb costs and gain better margins, Biberist Mill has been unable to generate acceptable returns. Consequently, SFPE has today announced that it will enter into a consultation process with its Biberist mill employee representatives and social partners. The aim is to identify the best way of improving SFPE’s profitability, which may also include a full closure of Biberist mill. The continued unrelenting increases in input costs and the excessive local energy prices, combined with the overcapacity in the European market have led to unacceptable returns for Sappi Fine Paper Europe and it therefore became necessary to review production capacity.

In the event that production at Biberist Mill does cease, customers for the coated fine paper products would be offered comparable products and services from other Sappi sites in Europe and no supply interruption would be anticipated. The uncoated product lines consisting of the Cento family of brands would be discontinued.  The sales office in Switzerland will continue operations.

If the closure of Biberist mill were to occur, Sappi would reduce its coated fine paper capacity by 435,000 tons and its uncoated fine paper capacity by 65,000 tons.
Should the mill close, approximately 550 employees would be affected.

END

Issued by:

Brunswick South Africa on behalf of Sappi Limited
Tel + 27 11 502 7300
Fax + 27 11 268 5747

For further information contact:

With regard to the decision of Sappi Fine Paper Europe:
Mat J.H. Quaedvlieg
Director Manufacturing
Sappi Fine Paper Europe
Tel  +32 (0)2 67 69 703
Mobile +32 (0)495 588 703
Mat.Quaedvlieg@sappi.com

With regard to next operational steps in the mill:
Nicolas Mühlemann
Mill Director
Sappi Fine Paper Europe – Biberist mill
Tel.: +41 (0)32 671 31 80
E-mail: nicolas.muehlemann@sappi.com

Corporate Communications

Claudia Hammerich
Manager Corporate Communications
Sappi Fine Paper Europe
Tel.:+32 2 676 97 84
Mobile:+32 472 61 89 66
E-mail: Claudia.Hammerich@sappi.com

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited
Tel:+27 11 407 8044
Mobile:+27 83 235 2973
E-mail: Andre.Oberholzer@sappi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 31, 2011

SAPPI LIMITED,

By:	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controller